UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd.

MUFG Americas Holdings Corporation

MUFG Announces Completion of the Sale of MUFG Union Bank to U.S. Bancorp

Tokyo/New York, December 2, 2022 — On September 21, 2021, MUFG and MUFG Bank, a core banking subsidiary of MUFG, announced an agreement[1] to sell all shares of MUFG Union Bank, N.A. (“Union Bank”), MUFG’s subsidiary owned through MUFG Americas Holdings Corporation (“MUAH”), to U.S. Bancorp (“USB”).

MUFG is pleased to announce that the Share Transfer was completed on December 1, 2022. As consideration for the Share Transfer, MUFG’s affiliates received from USB $5.5 billion in cash and approximately 44 million shares of USB common stock (representing approximately 3% of USB’s outstanding shares) on the closing date, and will receive from USB an additional $3.5 billion in cash based on Union Bank’s excess capital over the tangible book value target of $6.25 billion within five years of the closing date. The purchase price is subject to certain customary adjustments. Before the closing of the Share Transfer, Union Bank declared and paid a special dividend of approximately $4.6 billion to its parent, MUAH.

In addition, MUFG has entered into a business collaboration agreement with USB. As part of this arrangement, MUFG and USB have agreed to collaborate on maintaining banking services for certain Japanese retail customers in the United States. We will aim to develop and expand the collaboration with USB in areas where both USB and MUFG can leverage relative strengths as well as complement each other, such as in digital and Japanese client services.

Following the completion of the Share Transfer, MUFG continues to view the U.S. market as strategically important and will aim to achieve new growth through its share ownership in and business collaboration with USB, as well as through the focus of management resources on its U.S. wholesale banking businesses where MUFG has considerable strengths as well as its strategic relationship with Morgan Stanley.

MUFG’s financial target for the fiscal year ending March 2023[2] remains unchanged, including the financial impact related to this transaction and the business collaboration.

[1] For details on the agreement for the sale, please refer to the following press release:

https://www.mufg.jp/dam/pressrelease/2021/pdf/news-20210921-001_en.pdf

[2] For details on the financial target, please refer to the following:

https://www.mufg.jp/dam/ir/fs/2022/pdf/highlights2209_en.pdf

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Cautionary Statement Regarding MUFG’s Forward-Looking Statements

This communication contains forward-looking statements. We use words such as expects, intends, and similar expressions to identify forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. MUFG assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,100 locations in more than 50 countries. The Group has about 160,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, including locations, banking capabilities and services, career opportunities, and more, visit www.mufgamericas.com.

About Mitsubishi UFJ Financial Group, Inc.’s Americas Operations

MUFG’s Americas operations, including its offices throughout Latin America and Canada, are primarily organized under MUFG Bank, Ltd., and are focused on Global Corporate & Investment Banking, Japanese Corporate Banking, and Global Markets, which includes MUFG Securities Americas, Inc. (MUSA). MUSA is a registered securities broker-dealer engaging in capital markets origination transactions, domestic and foreign debt and equities securities transactions, private placements, collateralized financings, and securities borrowing and lending transactions. Key products include: Debt Capital Markets, Working Capital Solutions, Transaction Banking, Fixed Income Markets, and Corporate Advisory.

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